EXHIBIT 16.1

November 20, 2023

Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Ladies and Gentlemen:

We are the former independent registered public accounting firm for Lendway, Inc. (the “Company”). We have read the Company’s disclosure set forth in Item 4.01 “Changes in Registrant’s Certifying Accountant” of the Company’s Current Report on Form 8-K dated November 20, 2023 (the “Current Report”) and are in agreement with the disclosure in the Current Report, insofar as it pertains to our firm.

Sincerely,

/s/ Baker Tilly US, LLP

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